Exhibit 99.1

Mountain Province Diamonds Announces Results of Special Meeting of Shareholders, Initiation of 6,000 Metre Discovery-Focused Drill Program

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Feb. 28, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) and (OTCQX: MPVD) is pleased to announce that at its special meeting of shareholders held on February 28, 2022 (the "Special Meeting") 87% of the votes held by disinterested shareholders were cast in favour the previously announced debt financing transaction that significantly strengthens the Company's financial position ahead of a broader refinancing of the Company's indebtedness later in 2022. The Company is also pleased to announce that a new, discovery-focused, 6,000 metre drill and geophysics program has been initiated on the Company's 100% owned Kennady North Project.

At the Special Meeting, the Company's disinterested shareholders approved: (i) the entry into a US$50 million junior secured term loan credit facility (the "Loan Agreement") with an entity (the "Lender") ultimately beneficially owned by Mr. Dermot Desmond, and (ii) the issuance to the Lender or another entity ultimately beneficially owned by Mr. Desmond of warrants (the "Warrants" and together with the Loan Agreement, the "Transactions") to purchase up to 41,000,000 common shares of the Company for an aggregate exercise price of approximately US$25,000,000. The Loan Agreement will bear interest at a rate of 8% per annum until December 15, 2022, after which the interest rate will be 2% per annum greater than the interest rate on the debt that replaces or refinances the Company's existing second lien notes. The Warrants will be exercisable in whole or in part at any time up to the December 15, 2027, the Maturity Date of the Loan Agreement, by paying US$0.60975 per common share. The Warrants will be subject to customary anti-dilution adjustments.

Full results of the motion put before shareholders can be seen in the table below (excluding any votes cast by "interested parties" as defined in Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions ("MI 61-101")).

MOTION AND ISSUANCE OF WARRANTS	NUMBER OF SHARES					% OF VOTES CAST
	FOR	AGAINST	WITHHELD/	RESTRICTED	NON-VOTE	FOR	AGAINST	WITHHELD/
			ABSTAIN					ABSTAIN
US$50M Loan Agreement	42,853,146	6,414,672	0	70,115,071	0	86.98%	13.02%	0.00%

The Company expects to complete the Transactions on or before March 31, 2022.

In addition to the results of the Special Meeting, the Company is pleased to announce the initiation of a 6,000 metre, discovery-focused drill program taking place at the Kennady North Project during the winter 2022 drill season.  A second drill has been transported on the ice road and one drill at site is set to commence drilling imminently. This program represents the first time in several years that drilling is 100% focused on new discoveries, rather than delineation of the currently identified Kelvin and Faraday kimberlites.

The Company is also pleased to announce that a second Minerals Incentive Program (MIP) award was received from the Government of Northwest Territories to help offset the costs of drilling of high priority targets near the Faraday kimberlites.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"On the back of an improving rough diamond market, the shareholder's approval of this US$50M Loan Agreement represents a very positive step forward as we move towards the refinancing of our bonds coming due at the end of this year. With this loan in place, along with the promising rough diamond market and our exciting 6,000 metre, discovery-focused drill and geophysics program, we are on track to unlock shareholder value throughout 2022 and beyond."

A special committee of independent directors of Mountain Province, all of whom are independent of management and Mr. Desmond (the "Special Committee"), undertook a deliberate and full consideration of the Transaction and alternative financing options available to Mountain Province. The Special Committee concluded that the Transaction is reasonable and represents the best option for Mountain Province, having regard to the best interests of Mountain Province and its stakeholders. The Special Committee unanimously recommended the Transaction to the board of directors of the Company (the "Board").  The Board received the recommendations and findings of the Special Committee and, Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transaction was discussed and not voting on the Transaction, unanimously approved the Transaction.

Mr. Dermot Desmond is an insider and a related party of Mountain Province. The Transactions therefore each constitute a "related party transaction" within the meaning of MI 61-101.

The Loan Agreement constitutes the borrowing of money from, or the entering into of, a credit facility with a related party. Accordingly, pursuant to Section 5.4(1) of MI 61-101, a formal valuation in respect of the Loan Agreement was not required.

In respect of the Warrants, Section 6.3(1) of MI 61-101 provides the subject matter of a formal valuation are the non-cash assets involved in a related party transaction. Pursuant to Section 6.3(2) of MI 61-101, because the non-cash assets, being the Warrants, are securities of a reporting issuer, a formal valuation in respect of the Warrants was not required.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds Inc. and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation for the Transactions, the ability to obtain necessary approvals for the Transactions, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties with respect to the Transactions, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2022/28/c2108.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 19:00e 28-FEB-22